Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

Investor/Media Contact:

358 South Main Street	Bill Bonello – 336-436-7732
Burlington, NC 27215	Company Information: www.labcorp.com

Telephone: (336) 584-5171

LabCorp Commences Cash Tender Offer for All Outstanding Shares of Monogram Biosciences, Inc.

Burlington, NC, July 1, 2009 - Laboratory Corporation of America® Holdings (NYSE: LH) today announced the commencement of its cash tender offer for all outstanding shares of the common stock of Monogram Biosciences, Inc. (NASDAQ: MGRM) for $4.55 per share. The tender offer is being made by Mastiff Acquisition Corp., a wholly owned subsidiary of LabCorp, pursuant to an Offer to Purchase, dated July 1, 2009. LabCorp and Monogram previously announced that they entered into an Agreement and Plan of Merger, dated as of June 22, 2009, for LabCorp to acquire Monogram.

The Board of Directors of Monogram Biosciences, Inc. has unanimously determined that the offer and the merger are fair to and in the best interests of Monogram and its stockholders, approved and declared as advisable the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Monogram stockholders accept the offer, tender their shares in the offer and, if required by applicable law, adopt the agreement and plan of merger.

The tender offer and any withdrawal rights are scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on Wednesday, July 29, 2009, unless the tender offer is extended.

Under the terms of the agreement and plan of merger, LabCorp’s acquisition subsidiary, Mastiff Acquisition Corp., has commenced a tender offer to purchase all the outstanding shares of Monogram Biosciences, Inc. for $4.55 per share in cash, without interest. Following the completion of the tender offer, LabCorp expects to merge Mastiff Acquisition Corp. and Monogram, resulting in any shares not purchased in the tender offer being converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the merger agreement, including the acquisition in the tender offer of a majority of Monogram’s outstanding shares on a fully diluted basis (excluding out of the money options) and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the third quarter of 2009.

The complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal and other related materials filed with the Securities and Exchange Commission on July 1, 2009 as exhibits to a tender offer statement by LabCorp and Mastiff Acquisition Corp. In addition, on July 1, 2009, Monogram filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission relating to the tender offer.

Important Additional Information Has Been Filed with the Securities and Exchange Commission (“SEC”)

The tender offer described in this news release has commenced, but this news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Monogram Biosciences, Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement and related materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and related materials, including an offer to purchase and letter of transmittal, have been filed by

Laboratory Corporation of America Holdings and Mastiff Acquisition Corp. with the SEC, and the solicitation/recommendation statement has been filed by Monogram Biosciences, Inc. with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Laboratory Corporation of America Holdings and Mastiff Acquisition Corp. or Monogram Biosciences, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at 1-212-269-5550 for banks and brokers or 1-800-549-6746 for shareholders and all others. Greenhill & Co., LLC is acting as Dealer Manager for the tender offer and can be reached at 1-888-504-7336.

About LabCorp®

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.5 billion in 2008, over 28,000 employees worldwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, Inc., ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trial testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected timing and closing of the transaction, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the tender offer or the merger set forth in the agreement and plan of merger will not be satisfied and the transactions will not be consummated, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Monogram Biosciences, Inc. stockholders will tender their stock in the offer, changes in Monogram Biosciences, Inc.’s business during the period between now and the closing that could cause a condition to closing not to be satisfied; the successful integration of Monogram Biosciences, Inc. into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Monogram Biosciences, Inc.’s filings with the Securities and Exchange Commission, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings, and Monogram Biosciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings.

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